UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Tronox Incorporated
(Name of Issuer)

Class B Common Stock, $0.01 par value
(Title of Class of Securities)

897051108
(CUSIP Number)

Frank LaGrange Johnson
570 Lexington Avenue, 27th Floor
New York, New York 10022
(212) 993-7057
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 27, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 897051108

1	NAME OF REPORTING PERSON LAGRANGE CAPITAL PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 901,300
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 901,300
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 901,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 897051108

1	NAME OF REPORTING PERSON LAGRANGE CAPITAL MANAGEMENT, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 901,300
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 901,300
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 901,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 897051108

1	NAME OF REPORTING PERSON LAGRANGE CAPITAL PARTNERS OFFSHORE FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 199,235
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 199,235
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 199,235
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 897051108

1	NAME OF REPORTING PERSON LAGRANGE SPECIAL SITUATIONS YIELD MASTER FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 101,600
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 101,600
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 101,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 897051108

1	NAME OF REPORTING PERSON LAGRANGE CAPITAL ADMINISTRATION, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 300,835
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 300,835
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 300,835
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 897051108

1	NAME OF REPORTING PERSON FRANK LAGRANGE JOHNSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,202,135
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,202,135
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,202,135
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 897051108

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This Statement relates to shares of the Class B Common Stock, par value $0.01 per share (the “Shares”), of Tronox Incorporated, a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 3301 N.W. 150th Street, Oklahoma City, Oklahoma 73134.

Item 2.	Identity and Background.

(a)           This Statement is filed by LaGrange Capital Partners, L.P., a Delaware limited partnership (“Capital Partners”), LaGrange Capital Partners Offshore Fund, Ltd., a Cayman Islands corporation (“Capital Partners Offshore Fund”), LaGrange Special Situations Yield Master Fund, Ltd., a Cayman Islands corporation (“Special Situations Master Fund” and collectively with Capital Partners and Capital Partners Offshore Fund, the “LaGrange Funds”),  LaGrange Capital Management, L.L.C., a Delaware limited liability company (“Capital Management”), LaGrange Capital Administration, L.L.C., a Delaware limited liability company (“Capital Administration”) and Frank LaGrange Johnson.

Each of the foregoing is referred to as a “Reporting Person” and collectively as, the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of Capital Partners, Capital Partners Offshore Fund, Special Situations Master Fund, Capital Management, Capital Administration and Frank LaGrange Johnson is 570 Lexington Avenue, 27th Floor, New York, New York  10022.

The officers and directors of Capital Partners Offshore Fund and their principal occupations and business addresses are set forth on Schedule B and incorporated by reference in this Item 2.  The officers and directors of Special Situations Master Fund and their principal occupations and business addresses are set forth on Schedule C and incorporated by reference in this Item 2.

(c)           The principal business of each of Capital Partners, Capital Partners Offshore Fund and Special Situations Master Fund is serving as a private investment fund.  The principal business of Capital Management is serving as the general partner of Capital Partners.  The principal business of Capital Administration is serving as the investment manager of each of Capital Partners Offshore Fund and Special Situations Master Fund.  The principal business of Frank LaGrange Johnson is serving as the sole member of Capital Management and the managing member of Capital Administration.

(d)           No Reporting Person, nor any person listed on Schedule B or Schedule C, each annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule B or Schedule C, each annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Frank LaGrange Johnson is a citizen of the United States of America.

CUSIP NO. 897051108

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by the LaGrange Funds were purchased with working capital in open market purchases, except as otherwise noted herein.  The aggregate purchase price of the 1,202,135 Shares beneficially owned in the aggregate by the LaGrange Funds is approximately $2,703,029, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares in the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On January 12, 2009, the Issuer and certain of its affiliates (collectively, the “Debtors”) filed voluntary petitions in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) seeking reorganization relief under the provisions of Chapter 11 of Title 11 of the United States Code.

On August 9, 2010, the LaGrange Funds executed a backstop letter agreement (the “Backstop Commitment Letter”), which letter agreement has since been presented to, but not accepted by, the Debtors.  Pursuant to the Backstop Commitment Letter, the LaGrange Funds would purchase their pro rata share of any unsubscribed shares of common stock of the Issuer in a $135,000,000 rights offering to eligible holders of the allowed unsecured claims against the Debtors and to holders of the Issuer’s common stock, subject to a maximum commitment amount.  The Backstop Commitment Letter, if accepted by the Debtors, would be subject to the approval of the Bankruptcy Court, as well as other conditions, and would contain representations, warranties, covenants, and indemnities customary for a transaction of the type contemplated thereby.

Upon entering into the Backstop Commitment Letter, neither the Reporting Persons, on the one hand, and the other parties who have executed similar Backstop Commitment Letters, on the other hand, may be deemed to be a “group” pursuant to Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The Reporting Persons do not affirm membership in a group with any of such other parties, and disclaim beneficial ownership of any Shares held by any such other parties.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons are the beneficial owners of any Shares beneficially owned by any other parties who may execute Backstop Commitment Letters.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, communications with management and the Board of the Issuer, engaging in discussions with other stockholders, stakeholders and third parties about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

CUSIP NO. 897051108

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 22,889,431 Shares outstanding as of October 31, 2008, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 7, 2008.

As of the close of business on August 24, 2010, Capital Partners, Capital Partners Offshore Fund and Special Situations Master Fund beneficially owned 901,300, 199,235 and 101,600 Shares, respectively, constituting approximately 3.9%, less than 1% and less than 1%, respectively, of the Shares outstanding.

Capital Management, as the general partner of Capital Partners, may be deemed to beneficially own the 901,300 Shares beneficially owned by Capital Partners, representing approximately 3.9% of the Shares outstanding.  Capital Management disclaims beneficial ownership of the Shares beneficially owned by Capital Partners, except to the extent of its pecuniary interest therein.

Capital Administration, as the investment manager of each of Capital Partners Offshore Fund and Special Situations Master Fund, may be deemed to beneficially own the 300,835 Shares beneficially owned in the aggregate by Capital Partners Offshore Fund and Special Situations Master Fund, representing approximately 1.3% of the Shares outstanding.  Capital Administration disclaims beneficial ownership of the Shares beneficially owned in the aggregate by Capital Partners Offshore Fund and Special Situations Master Fund, except to the extent of its pecuniary interest therein.

Frank LaGrange Johnson, as the sole member of Capital Management and the managing member of Capital Administration may be deemed to beneficially own the 1,202,135 Shares beneficially owned in the aggregate by Capital Partners, Capital Partners Offshore Fund and Special Situations Master Fund, representing approximately 5.3% of the Shares outstanding.  Mr. Johnson disclaims beneficial ownership of the Shares beneficially owned in the aggregate by Capital Partners, Capital Partners Offshore Fund and Special Situations Master Fund, except to the extent of his pecuniary interest therein.

(b)           Each of Capital Management and Frank LaGrange Johnson has sole voting and dispositive power over the Shares beneficially owned by Capital Partners by virtue of each such entity and person’s relationship to the other as described in Item 5(a).  Each of Capital Administration and Frank LaGrange Johnson has sole voting and dispositive power over the Shares beneficially owned by Capital Partners Offshore Fund and Special Situations Master Fund by virtue of each such entity and person’s relationship to the other as described in Item 5(a).

(c)           Schedule A annexed hereto lists all transactions in securities of the Issuer during the past sixty days by the Reporting Persons.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

(e)           Not applicable.

CUSIP NO. 897051108

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On August 25, 2010, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, with respect to securities of the Issuer, to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1
Joint Filing Agreement by and among LaGrange Capital Partners, L.P., LaGrange Capital Partners Offshore Fund, Ltd., LaGrange Special Situations Yield Master Fund, Ltd., LaGrange Capital Management, L.L.C., LaGrange Capital Administration, L.L.C. and Frank LaGrange Johnson, dated August 27, 2010.

CUSIP NO. 897051108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: August 27, 2010	LaGrange Capital Partners, L.P.

	By:	LaGrange Capital Management, L.L.C. its General Partner

	By:	/s/ Frank LaGrange Johnson
Frank LaGrange Johnson, its sole Member

LaGrange Capital Management, L.L.C.

By:	/s/ Frank LaGrange Johnson
Frank LaGrange Johnson, its sole Member

LaGrange Capital Partners Offshore Fund, Ltd.

By:	LaGrange Capital Administration, L.L.C. its Investment Manager

By:	/s/ Frank LaGrange Johnson
Frank LaGrange Johnson, its Managing Member

LaGrange Special Situations Yield Master Fund, Ltd.

By:	LaGrange Capital Administration, L.L.C. its Investment Manager

By:	/s/ Frank LaGrange Johnson
Frank LaGrange Johnson, its Managing Member

LaGrange Capital Administration, L.L.C.

By:	/s/ Frank LaGrange Johnson
Frank LaGrange Johnson, its Managing Member

/s/ Frank LaGrange Johnson
FRANK LAGRANGE JOHNSON

CUSIP NO. 897051108

SCHEDULE A

Transactions in the Shares During the Past 60 Days

Shares of Common Stock Purchased	Price Per Share($)	Date of Purchase

LAGRANGE CAPITAL PARTNERS, L.P.

15,200	0.2000	07/13/2010

LAGRANGE CAPITAL PARTNERS OFFSHORE FUND, LTD.

3,200	0.2000	07/13/2010

LAGRANGE SPECIAL SITUATIONS YIELD MASTER FUND, LTD.

100,000	0.2500	07/08/2010
1,600	0.2000	07/13/2010

CUSIP NO. 897051108

SCHEDULE B

Directors and Officers of LaGrange Capital Partners Offshore Fund, Ltd.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Frank L. Johnson Executive and Director	Sole member of LaGrange Capital Management, L.L.C. and managing member of LaGrange Capital Administration	570 Lexington Avenue, 27th FL, New York, New York 10022	USA

Cary T. Marr Executive and Director	Executive	Governors Square, Suite 4-201 23 Lime Tree Bay Avenue West Bay, Grand Cayman Cayman Islands	Canada
Thomas H. Davis Executive and Director	Executive	73 Front Street Hamilton HM 12 Bermuda	Bermuda

CUSIP NO. 897051108

SCHEDULE C

Directors and Officers of LaGrange Special Situations Yield Master Fund, Ltd.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Frank L. Johnson Executive and Director	Sole member of LaGrange Capital Management, L.L.C. and managing member of LaGrange Capital Administration	570 Lexington Avenue, 27th FL, New York, New York 10022	USA

Cary T. Marr Executive and Director	Executive	Governors Square, Suite 4-201 23 Lime Tree Bay Avenue West Bay, Grand Cayman Cayman Islands	Canada
Thomas H. Davis Executive and Director	Executive	73 Front Street Hamilton HM 12 Bermuda	Bermuda